UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INNO HOLDINGS INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

4576JP 109

(CUSIP Number)

Wen Hua

12905 SW 42nd St

Unit 222

Miami, FL 33175

323-206-6616

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 4576JP 109	13D	Page 2 of 5 Pages

1.	Names of Reporting Persons: Wen Hua
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) SC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: United States

Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 8,998,958
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 8,998,958
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,998,958
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 43.365%
14.	Type of Reporting Person (See Instructions): IN

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, no par value (the “Common Stock”), of Inno Holdings Inc. (the “Issuer”), a Texas corporation. The address of the Issuer’s principal executive office is 2465 Farm Market 359 South, Brookshire, TX 77423.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by Zfounder Organization Inc. (“Zfounder”) and Wen Hua (collectively, with Zfounder, the “Reporting Person”).

(b) The business address of the Reporting Person is 12905 SW 42nd St, Unit 222 Miami, FL 33175.

(c) The principal business of the Reporting Person is serving as the President of Zfounder.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ms. Hua is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 1, 2022, at the Issuer’s inception, Zfounder was issued 500,000 series A convertible preferred stock by the Issuer.

On February 10 and September 30, 2022, the Issuer issued 100,000 and 200,000 shares of Common Stock, respectively, to Zfounder, in each case, for consulting services rendered to the Issuer.

On February 1, 2023, the Issuer converted the series A convertible preferred stock held by Zfounder into 1,000,000 shares of Common Stock, after giving effect to the Issuers 1-for-2 forward stock split on November 30, 2022.

On May 4, 2023, Zfounder received 4,427,371 shares of Common Stock from Dekui Liu, the Chief Executive Officer of the Issuer, pursuant to a Share Donation Agreement, dated May 4, 2023, by and between the Reporting Person and Dekui Liu (the “Share Donation Agreement”).

After giving effect to the Issuer’s 2-for-1 reverse stock split on July 24, 2023, the Reporting Person beneficially owned 3,013,685 shares of Common Stock through Zfounder.

On May 31, 2024, Zfounder received 5,985,273 shares of Common Stock from Dekui Liu, the Chief Executive Officer of the Issuer, pursuant to a Stock Transfer Agreement, dated May 31, 2024, by and between the Reporting Person and Dekui Liu (the “Stock Transfer Agreement”).

The foregoing descriptions of the Share Donation Agreement and the Stock Transfer Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreement, which are attached as Exhibit 1 and 2 respectively.

Item 4.	Purpose of the Transaction

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time, and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the board of directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) As of the date hereof and as more fully described in Item 3 above, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 8,998,958 shares over all of which securities she has sole voting and dispositive power.

The 8,998,958 shares of Common Stock beneficially owned by the Reporting Person represent 43.365% of the issued and outstanding shares of Common Stock based on 20,751,726 shares of Common Stock outstanding as of August 5, 2024 as set forth in the Issuer’s From 10-Q, as filed with the Securities and Exchange Commission on August 12, 2024.

(c) Other than as disclosed in this Schedule 13D, the Reporting Person has not effected any transactions in the Issuer’s securities within the past 60 days.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 6, 2023, in connection with the Issuer’s initial public offering, Zfounder entered into a Lock-up Agreement (the “Lock-up Agreement”), a form of which is attached hereto as Exhibit 3 and is incorporated herein by reference. Pursuant to the Lock-up Agreement, Zfounder agreed, subject to certain customary exceptions, that from the date that is six months following the date of the Lock-up Agreement, not to dispose of, directly or indirectly, any shares of Common Stock subject to the Lock-up Agreement, or take other related actions with respect to such shares. The shares of Common Stock subject to the Lock-up Agreement include all such shares held by the Reporting Person.

On September 6, 2024, Zfounder entered into an agreement to sell 100,000 shares of Common Stock to various investors, subject to a number of material and yet to be completed closing conditions (“Securities Purchase Agreement I”). A description of the material terms of the Stock purchase Agreement I is set forth in its entirety as Exhibit 4.

On September 6, 2024, Zfounder entered into an agreement to sell 742,578 shares of Common Stock to various investors, subject to a number of material and yet to be completed closing conditions (“Securities Purchase Agreement II”). A description of the material terms of the Stock purchase Agreement II is set forth in its entirety as Exhibit 5.

On September 6, 2024, Zfounder entered into an agreement to sell 57,000 shares of Common Stock to various investors, subject to a number of material and yet to be completed closing conditions (“Securities Purchase Agreement III”). A description of the material terms of the Stock purchase Agreement III is set forth in its entirety as Exhibit 6.

The foregoing description of the Lock-Up Agreement, Securities Purchase Agreement I, Securities Purchase Agreement II and Securities Purchase Agreement III do not purport to be complete and are qualified in their entirety by reference to the full text of the documents attached as Exhibit 3, 4, 5 and 6.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any Reporting Person and any other person or entity.

Item 7.	Material to be filed as Exhibits.

Exhibit 1	Share Donation Agreement, dated May 4, 2023, by and between the Reporting Person and Dekui Liu.
Exhibit 2	Stock Transfer Agreement, dated May 31, 2024, by and between the Reporting Person and Dekui Liu.
Exhibit 3	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-41882), filed with the Securities and Exchange Commission on December 6, 2023).
Exhibit 4	Securities Purchase Agreement I, dated September 6, 2024, by and among Zfounder, various Investors and other parties thereto*.
Exhibit 5	Securities Purchase Agreement II, dated September 6, 2024, by and among Zfounder, various Investors and other parties thereto*.
Exhibit 6	Securities Purchase Agreement III, dated September 6, 2024, by and among Zfounder, various Investors and other parties thereto*.

*

Exhibits and Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Coompany agrees to furnish a supplemental copy of any such omitted Exhibit or Schedules to the Securities and Exchange Commission upon request.

[The signature page follows.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2024

Zfounder organization inc.

By:	/s/ Wen Hua
Name:	Wen Hua
Title:	President

MS. wen hua

By:	/s/ Wen Hua
Name:	Wen Hua